[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

July 6, 2011

Jay Ingram

Jessica Kane

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	SunCoke Energy, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed June 23, 2011
File No. 333-173022

Dear Mr. Ingram:

On behalf of our client, SunCoke Energy, Inc. (“SunCoke” or the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 30, 2011, regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”), and is enclosing six courtesy copies of such Amendment No. 4 marked to show changes from the Registration Statement as filed on June 23, 2011. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 4.

Unaudited Pro Forma Combined Financial Statements, page 51

1. Pro Forma Adjustments and Assumptions, page 55

Mr. Ingram

Securities and Exchange Commission

July 6, 2011

1.	We note your response to comment 11 in our letter dated June 13, 2011 regarding note (H). Please revise your adjustment and/or explanation for the adjustment to interest expense to use the stated interest rate for each of the three debt instruments that you will enter into concurrently with the transactions rather than using a weighted average interest rate and combining the total debt. In this regard, an investor should be able to easily recalculate the interest expense adjustment using the stated interest rates for each debt instrument. Please refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment.

2.	We note the additional disclosures you provided in note (K) in response to comment 14 in our letter dated June 13, 2011. Please further revise this note to provide investors with sufficient information to recalculate the adjustment and to understand how the inputs into the calculation were determined. In this regard, it should also be clear why you are capitalizing additional interest costs. Please refer to Article 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the Registration Statement on page 55 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Outlook, page 58

3.	We note the additional risk factor that you provided on page 31 regarding revised expectations for your fiscal year 2011 financial results. Please include disclosure that states your current expectations for your fiscal year 2011 financial results. Please also explain to investors the factors and circumstances that have caused you to withdraw the previous guidance provided.

Response: The Company has revised the risk factor beginning on page 31 to clarify that any guidance previously provided by Sunoco, Inc. with respect to its SunCoke business is being withdrawn, and that the Company does not currently intend to provide earnings guidance with respect to its future results following this offering. In response to the Staff’s comment, the risk factor also includes disclosure on an additional reason why the guidance was withdrawn—namely, downward expectations relating to the coal business due to labor tightness in the Appalachian labor market and lower yields from newly developed mine seams. The Company also included a discussion of these factors and circumstances in the Outlook section of Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 59 and 60.

Mr. Ingram

Securities and Exchange Commission

July 6, 2011

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 71

4.	Please quantify the impact the adjustment to the contractual coal-to-coke yield standard and the unrecoverable maintenance and repair costs regarding the oven reliability issues had on Indiana Harbor’s earnings. Please refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

Response: The Company has revised the Registration Statement on page 74 in response to the Staff’s comment.

SunCoke Combined Financial Statements for the Fiscal Year Ended December 31, 2010

7. Commitments and Contingent Liabilities, page F-42

5.	We note the revised disclosures you provided in response to comment 25 in our letter dated June 13, 2011. Please further revise your disclosure to state your assessment as to the materiality of the probable loss to your consolidated financial statements. Please refer to ASC 450-20-50-1 – 50-5 for guidance.

Response: The Company has revised the Registration Statement on page F-42 in response to the Staff’s comment.

* * * *

Should you request further clarification of any of the issues raised in this letter or the Registration Statement, please contact the undersigned at (212) 403-1394.

Sincerely,

/s/ David K. Lam

David K. Lam

cc:	Denise R. Cade, Esq.

Senior Vice President, General Counsel and Corporate Secretary

SunCoke Energy, Inc.

1011 Warrenville Road, 6th Floor.

Lisle, IL 60532

Mr. Ingram

Securities and Exchange Commission

July 5, 2011

Stacy L. Fox, Esq.

Senior Vice President, General Counsel and Corporate Secretary

Sunoco, Inc.

1818 Market Street – Suite 1500

Philadelphia, Pennsylvania 19103